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IN ACCORDANCE WITH RULE 311 OF REGULATION S-T, THESE EXHIBITS ARE BEING FILED IN PAPER

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

THE IT GROUP, INC.	0000731190
Exact name of registrant as specified in charter	Registrant CIK Number

FORM 8-K (dated May 2, 2003)	1-09037
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document (if other than the Registrant)

731190

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Monroeville, State of Pennsylvania, May 7, 2003.

THE IT GROUP, INC.
(Registrant)



By: Harry J. Soose, Jr.
Chief Operating Officer

2

Exhibit Index

Exhibit

99.1 Notice of Filing of Monthly Operating Report for period from August 31, 2002 through September 27, 2002 (including Exhibits).

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

In re:	:	Chapter 11
The IT Group, Inc., *et al.*,	:	Case No. 02-10118 (MFW)
	:	Jointly Administered
Debtors.	:	

NOTICE OF FILING OF MONTHLY OPERATING REPORT FOR PERIOD FROM AUGUST 31, 2002 THROUGH SEPTEMBER 27, 2002

PLEASE TAKE NOTICE that on May 2, 2003, the debtors and debtors-in-possession in the above-captioned cases filed with the Court the Monthly Operating Report of The IT Group Inc. *et al.*, for the period from August 31, 2002 through September 27, 2002 (the "Monthly Operating Report"), which is attached hereto as Exhibit A.

PLEASE TAKE FURTHER NOTICE that contemporaneously herewith, the Monthly Operating Report was transmitted to the parties listed on Exhibit B attached hereto in the manner provided thereon.

Dated: Wilmington, Delaware
May 2, 2003



/s/ *Marion M. Quirk*

Gregg M. Galardi (I.D. No. 2991)
Marion M. Quirk (I.D. No. 4136)
Gary A. Rubin (I.D. No. 4140)
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899
(302) 651-3000

- and -

Timothy R. Pohl
SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
333 West Wacker Drive
Chicago, Illinois 60606
(312) 407-0700

Attorneys for Debtors and Debtors-in-Possession

EXHIBIT A

The IT Group, Inc.
Case No. 02-10118

Activity for the period August 31, 2002 thru September 27, 2002

Table of Contents

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

In re:	: Chapter 11
The IT Group, Inc., et al.,	: Case No. 02-10118 (MFW)
Debtors.	: Jointly Administered

DECLARATION OF HARRY J. SOOSE, JR. IN SUPPORT OF THE MONTHLY OPERATING REPORT FOR THE PERIOD AUGUST 31, 2002 THROUGH SEPTEMBER 27, 2002 FILED ON BEHALF OF THE ABOVE-REFERENCED DEBTORS

I, Harry J. Soose, Jr. hereby declare under penalty of perjury that the following is true and correct to the best of my knowledge, information, and belief.

1. I am the Chief Operating Officer and Chief Financial Officer of The IT Group, Inc., a Delaware corporation with an office in Monroeville, Pennsylvania.

2. This declaration is submitted in conjunction with the filing of the monthly operating report.

3. All financial activity between the debtors and non-debtor foreign and domestic subsidiaries is outlined in the consolidated statement of income and balance sheet. The bank reconciliations of the debtors are substantially completed as of September 27, 2002. All tax returns and taxes are current.

I declare under penalty of perjury that the foregoing is true and correct to the best of my knowledge, information, and belief.

Dated: Monroeville, PA
April 30, 2003



Harry J. Soose, Jr.
Senior Vice President
COO & CFO

C:\WINDOWS\Temporary Internet Files\OLKC3A5\affidavit-092702.doc

THE IT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
CASE NO. 02-10118
SEPTEMBER 27, 2002

	08/30/02	Reclass/ Prior Period Adjustments	September Activity	09/27/02
Current Assets:				
Cash	69,825,545	-	(458,684)	69,366,861
Accounts receivable	8,938,595	2,368	(1,194,759)	7,746,204
Allowance for doubtful accts	(5,186,689)	(2,368)	-	(5,189,057)
Deferred income taxes	-	-	-	-
Other receivables	668,947	-	54,149	723,096
Prepaid expenses and other current assets	45,881,362	-	(6,079,080)	39,802,282
Total current assets	120,127,760	-	(7,678,374)	112,449,386
Property, plant and equipment at cost	828,144	-	(820,041)	8,103
Accumulated depreciation and amortization	(673,941)	-	673,490	(451)
Net property, plant and equipment	154,203	-	(146,551)	7,652
Cost in excess of net assets of acquired business	-	-	-	-
Investments in affiliate	224,333	-	-	224,333
Restricted cash	-	-	-	-
Deferred financing costs	-	-	-	-
Other assets	6,074	-	(1,474)	4,600
Deferred taxes	-	-	-	-
Long-term assets of discontinued operations	-	-	-	-
Total assets	120,512,370	-	(7,826,399)	112,685,971
Current Liabilities (Prepetition)				
Accounts payable-unsecured	45,634,460	-	-	45,634,460
Accrued wages and related liabilities-unsecured	15,289,134	-	-	15,289,134
Billings in excess of revenues-unsecured	32,007,386	-	-	32,007,386
Other accrued liabilities-unsecured	36,810,558	-	-	36,810,558
Long-term debt due within 1 year-unsecured	256,622,000	-	-	256,622,000
Long-term debt due within 1 year-secured	488,908,605	-	-	488,908,605
Current Liabilities (Post Petition)				
Accounts payable-unsecured	838,230	-	(670,765)	167,465
Accrued wages and related liabilities-unsecured	4,420,986	-	(144,682)	4,276,304
Billings in excess of revenues-unsecured	32,345	-	(32,345)	-
Other accrued liabilities-unsecured	21,635,728	-	(1,562,133)	20,073,595
DIP financing	-	-	-	-
Long-term debt due within 1 year-unsecured	79,835	-	(79,835)	-
Long-term debt due within 1 year-secured	-	-	-	-
Net current liabilities of discontinued operations	91,435	-	(7,424)	84,011
Total current liabilities	902,370,702	-	(2,497,184)	899,873,518
Long-term debt	-	-	-	-
Long-term liabilities of discontinued operations	-	-	-	-
Other l-t accrued liabilities-prepetition unsecured	4,408,273	-	-	4,408,273
Minority interest in subsidiary	-	-	-	-
Total liabilities	906,778,975	-	(2,497,184)	904,281,791
Stockholders' Equity:				
Preferred stock	6,665,152	-	-	6,665,152
Common stock	230,814	-	-	230,814
Treasury stock	(4,866,900)	-	-	(4,866,900)
Unearned compensation-restricted stock	(543,568)	-	-	(543,568)
Additional paid-in capital	352,365,701	-	-	352,365,701
Retained earnings (deficit)	(1,138,631,717)	-	(6,457,941)	(1,145,089,658)
Cumulative translation adj.	(1,486,087)	-	1,128,726	(357,361)
Total stockholders' equity	(786,266,605)	-	(5,329,215)	(791,595,820)
Total liabilities and stockholders' equity	120,512,370	-	(7,826,399)	112,685,971
	-	-	-	-

THE IT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
CASE NO. 02-10118
FOR AUGUST 31, 2002 THRU SEPTEMBER 27, 2002

Revenues	226,834
Cost and expenses:	
Cost of revenues	279,909
Selling, general and admin expense	1,192,248
Total cost and expenses	1,472,157
Operating income/(loss)	(1,245,323)
Gain/(loss) on sale of The IT Group Infrastructure & Environmental Italia, srl*	(1,385,718)
Gain/(loss) on sale of Port Allen real estate	353,800
Unrealized gain/(loss) on stock held for sale	(4,261,907)
Interest income, net	81,207
Net income/(loss) before income taxes	(6,457,941)

*Amount reported includes the recognition of a $1.1 million loss related to the cumulative translation adjustments previously reported as a component of equity.

4/30/03
1:30 PM

The IT Group, Inc. and Subsidiaries
Case No. 02-10118
Accounts Payable Consolidated Aging
as of September 27, 2002

Days Aged	Balance
0 - 30	204,975
31 - 60	-
61 - 90	-
Over 90	45,634,460
	45,839,435
Other (a)	46,501
Balance G/L	45,885,936

Pre Petition	45,634,460
Post Petition	251,476
	45,885,936

(a) cost accruals

4/30/03
1:30 PM

THE IT GROUP, INC. AND SUBSIDIARIES
ACCOUNTS RECEIVABLE RECONCILIATION AND AGING
CASE NO. 02-10118
As of September 27, 2002
(in thousands)

Accounts Receivable Reconciliation	Amount
Total Accounts Receivable at the beginning of the reporting period	8,939
Prior Period Adjustments	2
+ Amounts billed during the period	-
- Amounts collected during the period	(69)
Sale of The IT Group Infrastructure and Environmental Italia, srl	(1,126)
Total Accounts Receivable at the end of the reporting period	7,746

Accounts Receivable Aging	
0 - 30 days past due	-
31 - 60 days past due	42
61 - 90 days past due	-
91+ days past due	5,722
A/R not aged	1,329
Retainage	653
Total Accounts Receivable	7,746
Amounts considered uncollectible (Bad Debt)	(5,189)
Accounts Receivable (Net)	2,557

DEBTOR QUESTIONAIRE

Must be completed each month	**Yes**	**No**
1. Have any assets been sold or transferred outside the normal course of business this reporting period? If yes, provide an explanation below.	X	
2. Have any funds been disbursed from any account other than a debtor in possession account this reporting period? If yes, provide an explanation below.		X
3. Have all post petition tax returns been timely filed? If no, provide an explanation below.	X	
4. Are workers compensation, general liability and other necessary insurance coverages in effect? If no, provide an explanation below.	X	

Pursuant to the terms of the Order Approving Sale of Certain De Minimis Assets Free and Clear of Liens, Claims, and Encumbrances, issued by The Honorable Mary F. Walrath on August 26, 2002, Debtor completed the sale of the "Port Allen" real estate and received proceeds in the amount of $353,800 on September 2, 2002.

Pursuant to the terms of the Order Approving Sale of Certain De Minimis Assets Free and Clear of Liens, Claims, and Encumbrances, issued by The Honorable Mary F. Walrath on August 20, 2002, Debtor completed the sale of The IT Group Infrastructure & Environmental Italia, srl on September 20, 2002 for $50,000.

4/30/03
1:30 PM

The IT Group, Inc. and Subsidiaries
Case No. 02-10118
Debtor Bank Account Detail
September 27, 2002

G/L ACCT #	DEBTOR CASE NUMBER	BANK ACCT #	BANK NAME	DESCRIPTION	09/27/02 PER BALANCE SHEET
1010	02-10165	3050-7945	Citibank, N.A., 399 Park Avenue New York, NY 10043	Citibank, NA (checking)	112,294
1020	02-10165	3050-7953	Citibank, N.A., 399 Park Avenue New York, NY 10044	Citibank, NA (savings)	13,322,326
1030	02-10165	3050-9158	State Street Bank and Trust Co. Boston, MA	Sale proceeds	46,791,154
1040	02-10165	3050-9174	Citibank, N.A., 399 Park Avenue New York, NY 10046	Citibank, NA (employee benefits)	4,235,042
1060	02-10165	2662868294	Dollar Bank, Miracle Mile, Monroeville, PA 15146	Petty Cash Corporate	2,000
1070	02-10165	010-51-099-62	Bank of America, Concord, CA	Petty Cash Northern California	8,000
1210	02-10118	454353	State Street Bank and Trust Co. Boston, MA	Restricted Cash Caterpillar	1,387,264
1220	02-10118	454349	State Street Bank and Trust Co. Boston, MA	Restricted Cash Fleet	2,518,754
1230	02-10118	454345	State Street Bank and Trust Co. Boston, MA	Restricted Cash Sovereign	375,280
1240	02-10118	454341	State Street Bank and Trust Co. Boston, MA	Restricted Cash Bookspan	503,751
Non-debtor Cash					110,996
					69,366,861

In Re: The IT Group, Inc., et al.
Case No. 02-10118 (MFW) (Jointly Administered)
Consolidated Cash Flow

(000's)

Summary Page	September 2002 (a) Actual Total (a)	Cumulative Actual
Cash Beginning of Month	$ 69,335	$ 18,189
Receipts		
Cash Sales	-	-
Accounts Receivable	469	247,186
Loans and Advances	-	-
Sale of Assets	-	69,193
Other (Reimbursements from Shaw)	1,583	12,042
DIP Draw & (Repayment)	-	50,000
Total Receipts	2,051	378,421
Disbursements		
Net Payroll & Benefits	(91)	(81,733)
Payroll Taxes	(27)	(32,190)
Sales, Use, and Other Taxes	(6)	(822)
Operating Expenses	(99)	(159,800)
Rental & Leases	(331)	(13,540)
Insurance	(1)	(7,785)
Administrative & Selling	(28)	(5,753)
Sale of Assets	-	-
Other (Attach List)	-	(17,678)
Professional Fees (b)	(1,966)	(8,355)
U.S. Trustee Fees	-	(117)
Court Costs	-	-
Total Disbursements (c)	(2,549)	(327,772)
Net Cash Flow (Receipts Less Disbursements)	$ (497)	$ 50,649
Cash - End of Month	$ 68,838	$ 68,838

Total Disbursements	$ (2,549)
Less: Transfers to Debtor in Possession Accounts	-
Plus: Estate Disbursements Made by Outside Sources	-
Total Disbursements For Calculating U.S. Trustee Quarterly Fees	$ (2,549)

(a) September actual includes cash flow activity from September 1, 2002 through September 30, 2002.
(b) Professional fees include $321,332.22 to UBS Warburg on 9/5/02, $159,237.83 and $154,862.16 to Zolfo Cooper on 9/4/02 and 9/25/02, $318,533.33 to White & Case on 9/17/02, $45,985.67 and $24,189.60 to the Bayard Firm on 9/17/02 and 9/25/02, $114,409.30 to Chanin Capital Partners on 9/25/02, and $568,594.30 to Skadden Arps on 9/26/02.
(c) The Debtor companies have limited business operations and all of the Debtor companies with the exception of IT Corporation had no or de minimis disbursements.

EXHIBIT B

EXHIBIT B

The IT Group, Inc., et al.
Case No. 02-10118

Debtors
The IT Group, Inc.
2790 Mosside Blvd.
Monroeville, PA 15146-2792
Attn: Harry J. Soose
(By Overnight Courier)

Counsel to Debtors
Timothy R. Pohl, Esq.
Skadden, Arps, Slate, Meagher & Flom (Illinois)
333 West Wacker Drive
Chicago, IL 60606-1285

Gregg M Galardi, Esq.
Marion Quirk, Esq.
Skadden, Arps, Slate, Meagher & Flom, LLP
One Rodney Square
P.O. Box 636
Wilmington, DE 19899-0636

United States Trustee
Mark S. Kenney, Esq.
Assistant U.S. Trustee
Office of the U.S. Trustee
844 King Street
Wilmington, DE 19899
(By Hand Delivery)

Counsel to Creditors' Committee

Jeffrey M. Schlerf, Esq.
The Bayard Firm
222 Delaware Avenue
Suite 900, P.O. Box 25130
Wilmington, Delaware 19899
(By Hand Delivery)

John Cunningham, Esq.
White and Case, LLP
First Union Financial Center
200 South Biscayne Boulevard
Miami, FL 33131-2352
(By Overnight Courier)

Counsel for Prepetition Bank Group
Stephen Karotkin, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(By Overnight Delivery)

Richard S. Cobb, Esq.
Klett Rooney Lieber & Schorling
The Brandywine Building
1000 West Street
Suite 1410
Wilmington, DE 19801
(By Hand Delivery)

Counsel for Postpetition Bank Group
Michael A. Rosenthal, Esq.
Aaron G. York, Esq.
Gibson, Dunn & Crutcher LLP
2100 McKinney Avenue
Suite 1100
Dallas, Texas 75201
(The Shaw Group, Inc.)
(By Overnight Courier)

William P. Bowden, Esq.
Christopher S. Sontchi, Esq.
Ashby & Geddes
222 Delaware Avenue, 17th Floor, P.O. Box 1150
Wilmington, DE 19899
(The Shaw Group, Inc.)
(By Hand Delivery)